Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and “Selected Summary Historical Financial Data of CCS Consolidated” and to the use of our report dated July 29, 2005, (except for the second paragraph of Note 15, as to which the date is September 19, 2005, the third paragraph of Note 15, as to which the date is October 28, 2005, the first paragraph of Note 2, as to which the date is November 17, 2005 and the fourth through seventh paragraphs of Note 15, as to which the date is January 25, 2006), with respect to the consolidated financial statements of CCS Consolidated, Inc. and subsidiaries included in the Registration Statement (Form SB-2 No. 333-______) and related Prospectus of Patient Infosystems, Inc. for the registration of 3,895,598 shares of its common stock.

/s/Ernst & Young LLP

Certified Public Accountants

Miami, Florida

May 10, 2006